UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2019
Commission File Number: 001-38145
Auryn Resources Inc.
(Translation of registrant's name into English)
Suite 600, 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5 Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

EXPLANATORY NOTE

                Auryn Resources Inc. (the “Company”) is submitting this amendment to its Form 6-K filed with the U.S. Securities and Exchange Commission on September 30, 2019 (the “Original Form 6-K”).  This Form 6-K/A corrects the original filing's signature page and exhibit descriptions.  This Form 6-K/A supersedes and replaces the Original Form 6-K in its entirety.

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURYN RESOURCES INC.

September 30, 2019	By:	/s/ Stacy Rowa
Stacy Rowa
Chief Financial Officer